SECURITIES AND EXCHANGE COMMISSION

06008141

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52278

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BondDesk Trading LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

350 Madison Ave 22nd Floor
(No. and Street)

New York, NY 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann DiGiorgio **760-431-3419**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

One California Street Suite 2300	**San Francisco**	**CA**	**94111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
BEST AVAILABLE COPY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ann DiGiorgio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BondDesk Trading LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Ann DiGiorgio

Ann DiGiorgio
Financial and Operations Principal

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒(a) Facing Page.
- ☒(b) Statement of Financial Condition.
- ☒(c) Statement of Income (Loss).
- ☒(d) Statement of Cash Flows.
- ☒(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒(g) Computation of Net Capital.
- ☒(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒(l) An Oath or Affirmation.
- ☐(m) A copy of the SIPC Supplemental Report.
- ☐(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒(o) Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of San Diego } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________ ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

15th (Date) day of February (Month), 2006 (Year), by

(1) Ann Digiorgio (Name of Signer),

☐ Personally known to me
☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

M. B. FERGUSON
Commission # 1539376
Notary Public - California
San Diego County
My Comm. Expires Dec 30, 2008

MB Ferguson
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS	
Cash and cash equivalents	$ 2,105,879
Usage fees receivable, net	5,487,883
Fails-to-deliver	655,565
Due from BondDesk Group LLC	6,027,684
Other assets	632,420
Property and equipment, net	180,268
Total assets	$ 15,089,699
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued liabilities	$ 245,724
Fails-to-receive	126,422
Total liabilities	372,146
Member's equity	14,717,553
Total liabilities and member's equity	$ 15,089,699

The accompanying notes are an integral part of these financial statements.